Aeries Technology, Inc.

60 Paya Lebar Road, #08-13 Paya Lebar Square

 Singapore 409051

May 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Aeries Technology, Inc. Registration Statement on Form S-1 File No. 333-276173 Acceleration Request Requested Date: Tuesday, May 14, 2024 Requested Time: 5:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-276173) (the “Registration Statement”) to become effective on Tuesday, May 14, 2024, at 5:00 p.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Norton Rose Fulbright US LLP, may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Rajiv Khanna at (212) 318-3168.

Very truly yours,

Aeries Technology, Inc.

By:	/s/ Sudhir Appukuttan Panikassery
Sudhir Appukuttan Panikassery
Chief Executive Officer